
Simply Perfect Content

Bradley Silver · 3rd

President at RAD AI

Mississauga, Ontario, Canada · Contact info

500+ connections

Rad AI

Ryerson University

Experience

President
Rad AI · Permanent Full-time
Jun 2021 – Present · 8 mos
Toronto, Ontario, Canada

The return of content your customers love. Brought to you by RAD AI.

CEO
Atomic Reach
Nov 2010 – Oct 2021 · 11 yrs

Atomic Reach is a scoring engine that analyzes your content based on its quality and relevance for your audience.

It identifies critical opportunities for improvement, helping you to optimize content ...see more

GM
Generation 5
Aug 2009 – Jan 2011 · 1 yr 6 mos

Generation5 supplies North America's leading brands with the industry's most robust, timely and precise Marketing, Analytics and Customer Prediction solutions. Generation5 empowers customer acquisition by producing predictions of purchase potential, shopping behaviour, and attitudes right down to the household or the individual level.

President
BrandIntel
2005 – 2009 · 4 yrs

CO-CEO
Brandimensions Inc.
Apr 2001 – 2009 · 8 yrs

Show 3 more experiences

Education

Ryerson University
BAA, RTA
1999 – 2001

York University
BA
1993 – 1997

York Mills
1989 – 1993